FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

19 February 2025

HSBC HOLDINGS PLC
CHANGE IN OWN FUNDS AND MREL RECOGNITION OF CERTAIN DEBT SECURITIES

HSBC Holdings plc ('HSBC') has in issue certain legacy New York law-governed subordinated debt securities (the 'Legacy Tier 2 Securities') and one legacy New York law-governed senior debt security (the 'Legacy Senior Security'), each of which do not contain a contractual recognition of UK bail-in powers ('CROB clause') within their respective terms and conditions. The Legacy Tier 2 Securities were grandfathered as tier 2 capital instruments until 28 June 2025 and the Legacy Senior Security was permanently grandfathered as eligible liabilities, in each case pursuant to UK CRR[1]. Details of the relevant securities are set out in the table below.

HSBC announces that from today it will no longer count the Legacy Tier 2 Securities as tier 2 capital instruments for UK CRR purposes. Furthermore, HSBC will also not count the Legacy Tier 2 Securities and the Legacy Senior Security towards its minimum requirement for own funds and eligible liabilities ('MREL')[2].

The action to no longer count the Legacy Tier 2 Securities is intended to avoid the loss of tier 2 capital eligibility for HSBC's other remaining non-legacy tier 2 securities pursuant to UK CRR, which would otherwise have occurred at the end of the grandfathering period in June 2025.

The action to no longer count the Legacy Senior Security towards HSBC's MREL has been taken in order to be consistent with its treatment of the Legacy Tier 2 Securities and in recognition of the Bank of England's position on securities governed under non-UK law without a CROB clause (as set out in its recent consultation paper[3]).

These actions would have reduced HSBC's MREL as a percentage of risk-weighted assets by 54 basis points and its total capital ratio by 46 basis points had they been taken at the end of the financial year ended 31 December 2024.There is no impact on the total capital ratio excluding transitional arrangements of the UK CRR.

Tier	ISIN	Currency	Amount outstanding	Maturity date
Legacy Tier 2 Security	US404280AF65	USD	263,654,000	17/05/2032
Legacy Tier 2 Security	US404280AE90	USD	124,748,000	27/11/2032
Legacy Tier 2 Security	US404280AG49	USD	1,430,811,000	02/05/2036
Legacy Tier 2 Security	US404280AH22	USD	1,514,640,000	15/09/2037
Legacy Tier 2 Security	US404280AJ87	USD	961,295,000	01/06/2038
Legacy Senior Security	US404280AM17	USD	750,000,000	14/01/2042

Investor enquiries to:

Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:

Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,017bn at 31 December 2024, HSBC is one of the world's largest banking and financial services organisations.

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[1] Regulation (EU) No. 575/2013, as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018, as amended.
[2] HSBC's MREL requirements are set pursuant to (i) UK CRR and (ii) the Bank of England's Statement of Policy entitled 'The Bank of England's approach to setting a minimum requirement for own funds and eligible liabilities (MREL)' (December 2021).
[3]  The Bank of England's Consultation paper entitled 'Amendments to the Bank of England's approach to setting a minimum requirement for own funds and eligible liabilities (MREL)' published on 15 October 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 19 February 2025